Exhibit 99.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2019

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

1.2.1.1	Project Background and Status	8

1.2.1.2	Current Technical Programs	11

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements (the "Financial Statements") of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2019 as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of March 26, 2020.

All dollar amounts herein are expressed in thousands of Canadian dollars, unless otherwise specified.

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements contained or incorporated by reference into this MD&A include, without limitation, statements regarding:

•	he uncertainties with respect to the effects of COVID-19;

•	our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

•	the timing of the completion of the United States Army Corps of Engineers ("USACE") Environmental Statement ("EIS") and the issuance of the Record of Decision by the USACE;

•	our ability to successfully apply for and obtain the federal permits and state permits that we will be required to obtain for the Pebble Project, including under the Clean Water Act ("CWA") and the National Environmental Policy Act ("NEPA"), and relevant legislation;

•	our plan of operations, including our plans to carry out and finance exploration and development activities and for working capital purposes and our expectations regarding our cash and working capital requirements;

•	our ability to raise capital for the exploration, permitting and development activities and for working capital purposes;

•	our expected financial performance in future periods;

•	our expectations regarding the exploration and development potential of the Pebble Project;

•	the outcome of the legal proceedings in which we are engaged; and

•	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

Key assumptions upon which the Company’s forward-looking information are based include:

•	that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

•	that we will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

•	that the market prices of copper, gold, molybdenum and silver will not significantly decline or stay depressed for a lengthy period of time;

•	that our key personnel will continue their employment with us; and

•	that we will continue to be able to secure minimal adequate financing for working capital and other purposes on acceptable terms.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that may have been used. Forward-looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•	an inability to ultimately obtain permitting for a mine at the Pebble Project;

•	an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

•	the USACE may be delayed in completing the EIS and issuing its Record of Decision;

•	an inability to complete a partnering transaction on terms satisfactory to the Company;

•	an inability to continue to fund exploration and development activities and other operating costs;

•	the highly cyclical and speculative nature of the mineral resource exploration business;

•	the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;

•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

•	the potential for loss of the services of key executive officers;

•	a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

•	the volatility of copper, gold, molybdenum and silver prices and share prices of mining companies;

•	the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

•	the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

•	potential claims by third parties to titles or rights involving the Pebble Project;

•	the uncertainty of the outcome of current or future litigation;

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

•	the possible inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	our ability to obtain funding for working capital and other purposes;

•	the potential equity dilution to current shareholders from future equity financings; and

•	that we have never paid dividends and will not do so in the foreseeable future.

While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should appreciate the inherent uncertainty of, and not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

For more information on the Company, investors should review the Company’s annual information form and home jurisdiction filings that are available on SEDAR at www.sedar.com.

The Company reviews its forward-looking statements on an ongoing basis and updates this information when circumstances require it.

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The following section uses the terms "Measured Resources", "Indicated Resources" and “Inferred Resources”. The Company advises investors that these terms are recognized and required by Canadian regulations under National Instrument 43-101, Standards of Disclosure for Mineral Properties ("43-101"). The United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules to modernize the mineral property disclosure required for issuers whose securities are registered with the SEC under the US Securities Exchange Act of 1934, effective February 25, 2019 ("The SEC Modernization Rules"). The SEC Modernization Rules have replaced historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded. The SEC Modernization Rules include the adoption of definitions of the terms and categories of resources which are "substantially similar" to the corresponding terms under Canadian Regulations in 43-101. Accordingly, there is no assurance any mineral resources that we may report as Measured Resources, Indicated Resources and Inferred Resources under 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

In addition, Inferred Resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under 43-101. Investors are cautioned not to assume that all or part of an Inferred Resource exists, or is economically or legally mineable.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

1.2	Overview

Northern Dynasty is a mineral exploration company which, through its wholly-owned Alaskan registered limited partnership, the Pebble Limited Partnership (the "Pebble Partnership"), holds a 100% interest in mining claims that are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum-Silver Project (the "Pebble Project" or "Pebble") in southwest Alaska, USA ("US"). The Company’s business in Alaska is operated through the Pebble Partnership.

The Pebble Project is an initiative to develop one of the world’s most important mineral resources. The current estimate of these mineral resources 1 at a 0.30% copper equivalent cut-off grade comprise:

•	6.5 billion tonnes in the combined Measured and Indicated[2] categories at a grade of 0.40% copper, 0.34 g/t gold, 240 ppm molybdenum and 1.7 g/t silver, containing 57 billion pounds of copper, 71 million ounces of gold, 3.4 billion pounds of molybdenum and 345 million ounces of silver; and

•	4.5 billion tonnes in the Inferred category at a grade of 0.25% copper, 0.25 g/t gold, 226 ppm molybdenum and 1.2 g/t silver, containing 25 billion pounds of copper, 36 million ounces of gold, 2.2 billion pounds of molybdenum and 170 million ounces of silver.

The Company and the Pebble Partnership submitted a 404 wetlands permit application under the Clean Water Act ("CWA") for the Pebble Project to the United States Army Corps of Engineers ("USACE") on December 22, 2017, initiating federal permitting under the National Environmental Policy Act ("NEPA"). The process involves the development of an environmental impact statement ("EIS").

Much of the work by the Company and, in particular, the Pebble Partnership in 2019 continued to focus on providing support to the federal EIS permitting process. Summer field programs involved collection of engineering and environmental data, in particular, for infrastructure to and on the Pebble Project site.

Other key activities included engagement and consultation with project stakeholders to share information and gather feedback on the Pebble Project, its potential effects and proposed mitigation. Corporate activities were also directed toward raising capital to support the EIS process, stakeholder and other work, and discussions directed toward securing a partner with which to advance the overall development of the project.

Environmental Assessment Process is Advancing

In 2019, the USACE and its consultants continued to advance the environmental assessment process for the Pebble Project. The USACE is currently forecasting publication of the Final Environmental Impact Statement ("Final EIS") and completion of the Record of Decision ("ROD") in mid-2020.

1 Mineral resources at December 2017 as estimated by David Gaunt, PGeo., a qualified person who is not independent of Northern Dynasty. The resource estimate is constrained by a conceptual pit that was developed using a Lerchs-Grossman algorithm using metal prices (USD) of $1,540/oz for gold, $3.63/lb for copper, $12.36/lb for molybdenum and $20/oz for silver. A 0.30% copper equivalent ("CuEQ") cut-off is considered to be comparable to those used for porphyry deposit open pit mining operations in the Americas. CuEQ calculations use metal prices (USD) of $1.85/lb for copper, $902/oz for gold and $12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, and 83.7% for molybdenum in the Pebble East zone. Contained metal values are based on 100% recoveries. All mineral resource estimates, cut-offs and metallurgical recoveries are subject to change as a consequence of more detailed analyses that would be required in pre-feasibility and feasibility studies. For additional details, see the Company’s 2018 Annual Information Form and 2018 Technical Report, both of which are filed under Northern Dynasty’s profile at www.sedar.com.

2 Measured and Indicated Resources include 0.527 billion tonnes in the Measured category at a grade of 0.33% copper, 0.35 g/t gold, 178 ppm molybdenum and 1.7 g/t silver, and 5.929 billion tonnes in the Indicated category at a grade of 0.41% copper, 0.34 g/t gold, 246 ppm molybdenum and 1.7 g/t silver.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

The USACE accepted the 404 wetlands permit application for the Pebble Project as complete in January 2018, and selected AECOM, a leading global engineering firm, as third-party contractor for the EIS process in February 2018. The EIS process for Pebble has progressed as forecast in the USACE timeline, with USACE advancing through the scoping phase in 2018 and delivering the Draft EIS in the first quarter of 2019.

The Draft EIS shows:

•	the Pebble application to be complete, with no substantive data gaps;
•	there were no new environmental issues identified; and
•	there were no impacts identified that cannot be mitigated.

The USACE initiated a public comment period on the Draft EIS in March, which closed on July 2, 2019. Public hearings were undertaken in nine Alaska communities, including seven in the Bristol Bay region as well as Homer and Anchorage. As part of the EIS preparation process, USACE is undertaking a comprehensive alternatives assessment to consider a broad range of development alternatives. No preferred alternative was identified in the Draft EIS, which allows USACE to incorporate public input on various alternatives presented in the Draft EIS during the public review process. Northern Dynasty, through the Pebble Partnership, also continues to advance engineering studies. Northern Dynasty cautions that the current Project Description may not be the ultimate development plan for the Pebble Project and that a final project design has not been selected.

The USACE has forecast completion of the Final EIS for the Pebble Project in mid-2020. In February 2020, the USACE circulated the preliminary Final EIS to co-operating agencies for review.

From 2001, when Northern Dynasty’s involvement at the Pebble Project began, to December 31, 2019, a total of $940 million (US$854 million) has been invested to advance the project.3

Plans for 2020

In 2020, the Company plans to continue its efforts in support of the EIS process and toward federal permitting of the Pebble Project. Activities in this regard are expected to include completing a comprehensive review of the Final EIS and providing responses to Request for Information from the USACE thereafter; planning and implementing engineering and environmental field studies and data collection programs. In addition, the Company will continue to engage and consult with project stakeholders to share information and gather feedback on the Pebble Project. Discussions to secure a major funding partner with which to advance the overall development of the Pebble Project will continue, as well as financing activities as necessary to support ongoing work.

3 Of this, approximately $595 million (US$573 million) was provided by a wholly-owned subsidiary of Anglo American plc, which participated in the Pebble Partnership from 2007 to 2013, and the remainder was financed by Northern Dynasty. A major part of the 2007-2013 expenditures were on exploration, resource estimation, environmental data collection and technical studies, with a significant portion spent on engineering of possible mine development models, as well as related infrastructure, power and transportation systems. The mine-site and infrastructure studies completed are not necessarily representative of management’s current understanding of the most likely development scenario for the project, and accordingly, Northern Dynasty is uncertain whether it can realize significant value from this prior work. Environmental baseline studies and data, as well as geological and exploration information, remain important information available to the Company to advance the project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

Discussions to secure a partner with which to advance the overall development of the project will also continue as well as fund raising as necessary to support its ongoing work.

Corporate

As at December 31, 2019, the Company had $14.0 million in cash and cash equivalents available for its operating requirements. The Company had completed a gross US$15.5 million financing in December 2019 and had drawn, and utilized $2.3 million from a $3.5 million unsecured non-revolving term loan credit facility agreement (the "Credit Facility") that it had entered into with certain parties including two related parties, in November 2019. The Company ended the year with a working capital deficiency of $0.2 million. Although the Company was able to close a private placement of shares for gross proceeds of US$4.2 million in January 2020, of which US$0.5 million was received in December 2019, and the Company has prioritized the allocation of the available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term, additional financing will be required in order to advance its programs and for working capital requirements. The Company will seek the necessary financing through any of or a combination of debt and equity and/or contributions from possible new Pebble Project participants however, there can be no assurances that it will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

1.2.1	Pebble Project

The Pebble Project is located in southwest Alaska, approximately 17 miles from the villages of Iliamna and Newhalen, and approximately 200 miles southwest of the city of Anchorage. Situated in an area of rolling hills approximately 1,000 feet above sea-level and 60 miles from tidewater on Cook Inlet, the site conditions are favorable for successful mine site and infrastructure development.

1.2.1.1	Project Background and Status

The Pebble deposit was discovered in 1987 by a prior operator, which by 1997 had developed an initial outline of the deposit.

Northern Dynasty acquired the right to earn an interest in Pebble in 2001. Exploration since that time has led to significant expansion of the mineral resources in the Pebble deposit, including a substantial volume of higher grade mineralization in its eastern part. The deposit also remains open to further expansion at depth and to the east. A number of other occurrences of copper, gold and molybdenum were also identified along the extensive northeast-trending mineralized system that underlies the property. The potential of these earlier-stage prospects has not yet been fully explored.

Comprehensive deposit delineation, environmental, socioeconomic and engineering studies of the Pebble deposit began in 2004. A Preliminary Assessment of the Pebble Project was completed in 2011, which provided insights into the size and scale of project that the Pebble resource might support. The Pebble Partnership continued to undertake detailed engineering, environmental and socioeconomic studies over the next two years.

In February 2014, the US Environmental Protection Agency ("EPA") announced a pre-emptive regulatory action under the CWA to consider restriction or a prohibition of mining activities associated with the Pebble deposit. From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a multi-dimensional strategy, including legal and other initiatives to ward off this action. These efforts were successful, resulting in the joint settlement agreement announced on May 12, 2017, which enabled the project to move forward with state and federal permitting. Also as part of the joint settlement agreement, the EPA agreed to initiate a process to propose to withdraw the Proposed Determination. That process was initiated in July 2017, suspended by former EPA Administrator, Scott Pruitt, in January 2018, and then re-initiated by the EPA in late June 2019. The Proposed Determination was ultimately withdrawn in July 2019.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

Permitting

In the latter part of 2017, a project design based on a smaller mine concept was developed for the Pebble Project, as described in the Project Description which is part of the application for a CWA 404 permit. The CWA 404 permit application was submitted to the USACE on December 22, 2017, initiating federal permitting for the Pebble Project under NEPA. Significant milestones in this permitting process are summarized below:

•	On February 5, 2018, USACE announced the appointment of AECOM, a leading global engineering firm, as third-party contractor for the USACE EIS process;

•	On March 19, 2018, USACE published guidelines and timelines for completing NEPA permitting, and the associated USACE EIS process;

•	Between April and August 2018, the Pebble Project was advanced through the Scoping Phase of the EIS process administered by the USACE:

o	Scoping was initiated on April 1, 2018 with a 90-day public comment period concluded on June 29, 2018; and

o	The USACE released the Scoping Document on August 31, 2018.

•	On February 20, 2019, the USACE posted the draft EIS (the "Draft EIS") on its website, then initiated a public comment process on the Draft EIS, which was completed on July 2, 2019.

The Project Description and other relevant documents are available on the USACE website at https://pebbleprojecteis.com.

As mentioned in the Overview, Northern Dynasty, through Pebble Partnership, has continued to advance engineering studies to refine the mine design and to support the EIS process. The results of this work have been reported in updates to the Project Description, which are reflected in the Draft EIS.

The Draft EIS envisages the project developed as an open pit mine and processing facility with supporting infrastructure, a significantly smaller development footprint than previously envisaged, and other additional environmental safeguards as described in the Project Description. It assesses the access route described in the Project Description as well as other alternatives.

The current Project Description proposes that the Pebble deposit would be developed as a 180,000-ton per day open pit mine with associated on and off-site infrastructure. The infrastructure includes a 270-megawatt power plant located at the mine site; an 94-mile transportation corridor from the mine site to a port site on the west side of Cook Inlet that includes an 18-mile crossing of Iliamna Lake made by an ice-breaking ferry; a permanent, year-round port facility near the mouth of Amakdedori Creek on Cook Inlet; and a 192-mile natural gas pipeline from the Kenai Peninsula to the Project site.

Following four years of construction activity, the proposed Pebble mine will operate for a period of 20 years as a conventional drill-blast-shovel operation. The mining rate will average 70 million tons per year, with 66 million tons of mineralized material going through the mill each year (180,000 tons per day, a total of 1.3 billion tons), with a low life-of-mine waste to ore ratio of 0.12:1. Forecast average annual production would be approximately 613,000 tons of copper-gold concentrate containing approximately 318 million lb copper, 362,000 oz gold and 1.8 million oz of silver; and approximately 15,000 tons of molybdenum concentrate containing approximately 14 million lb of molybdenum.

In response to stakeholder concerns, the current mine plan proposal has a smaller footprint, consolidating major site infrastructure in a single drainage. Other new environmental safeguards include:

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

•	a more conservative Tailings Storage Facility ("TSF") design, including enhanced buttresses, flatter slope angles and an improved factor of safety;

•	separation of potentially acid generating ("PAG") tailings from non-PAG bulk tailings for storage in a fully-lined TSF;

•	co-storage of PAG waste rock within the PAG TSF and transfer of the PAG tailings and waste rock to the open pit at closure;

•	no permanent waste rock piles; and

•	no cyanide usage.

The USACE is advancing the NEPA review of the proposed project, which includes the development of an EIS. A preliminary version of the Final EIS (known as the "PFEIS") was completed in February 2020 and distributed for comment and review to cooperating agencies and to tribes participating in the process. The PFEIS includes evaluation of various alternatives to the proposed project so that the environmental impacts of the alternatives can be compared.

A copy of the PFEIS Executive Summary was made public by certain media outlets in February 2020. The draft document and the project proposed in it, is subject to input from cooperating agencies, which will be considered prior to finalizing the EIS. In addition, once published, the USACE will receive public comments on the Final EIS. As a result, the Company cautions that the plan described above may not be the final development plan for Pebble. A final development design has not been selected.

During the fourth quarter, the Company advanced its Compensatory Mitigation Plan for the Pebble Project to address impacts to wetlands as required by the Clean Water Act. This plan was submitted to the USACE subsequent to quarter end. Five projects were delineated – sewer system improvements in three communities near the project, removal of marine debris, which poses hazards to wildlife along the beach near the site of the proposed port at Amakdedori, and culvert upgrades to remove Pacific salmon fish passage barriers.

The proposed project uses a portion of the currently estimated Pebble mineral resources. This does not preclude development of additional resources in other phases of the project in the future, although any subsequent phases of development would require extensive regulatory and permitting review by federal, state and local regulatory agencies, including a comprehensive EIS review process under NEPA.

Right-of-Way Agreements

The Pebble Partnership carries out an active program of engagement and consultation with stakeholders in the area of the Pebble Project in parallel with its technical work, and includes discussions to secure stakeholder agreements to support the project’s development. Right-of-way agreements established to date are described below. These agreements cover land access routes for infrastructure alternatives proposed in the EIS documents.

Agreement with Alaska Peninsula Corporation

In November 2018, the Pebble Partnership finalized a Right-of-Way Agreement with Alaska Peninsula Corporation ("APC"), securing the right to use defined portions of APC lands for the construction and operation of transportation infrastructure associated with the Pebble Project. APC is an Alaska Native village corporation with extensive land holdings proximal to the Pebble site.

The Right-of-Way Agreement secures access to the Pebble Project site for construction and operation of the proposed mine and represents a significant milestone in the developing relationship between Pebble and the Alaska Native people of the region. The APC lands addressed in the Right-of-Way Agreement mirror the transportation corridor alternatives identified in the Project Description as submitted to the USACE to initiate the federal EIS permitting process and was also identified by the USACE as a potential transportation corridor in the Draft EIS that was released in February 2019. It includes land south of Lake Iliamna to link a port site on Cook Inlet to a ferry landing site west of the APC village of Kohkanok, as well as land north of Lake Iliamna to link a ferry landing site west of the APC village of Newhalen to the site of the proposed Pebble mine.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

The agreement includes the following provisions:

•	The Pebble Partnership will make annual toll payments to APC, and pay other fees prior to and during project construction and operation;

•	APC will be granted ‘Preferred Contractor’ status at Pebble, which provides a preferential opportunity to bid on Pebble-related contracts located on APC lands; and

•	The two parties have agreed to negotiate a profit sharing agreement that will ensure APC and its shareholders benefit directly from the profits generated by mining activity in the region.

Additionally, transportation and other infrastructure for a mine at Pebble is expected to benefit APC, its shareholders and villages through access to lower cost power, equipment and supplies, as well as enhanced economic activity in the region. Spur roads connecting to the villages of Newhalen and Kokhanok will allow local residents to access jobs at the Pebble mine site, port site and ferry landing sites.

Agreement with Iliamna Natives Limited

In May 2019, the Pebble Partnership finalized a Right-of-Way Agreement with Iliamna Natives Limited ("INL"), securing the right to use defined portions of INL lands for the construction and operation of transportation infrastructure associated with the Pebble Project.

The INL lands addressed in the Right-of-Way Agreement reflect one of the transportation corridor alternatives identified in the Draft EIS. Specifically, it includes a ferry landing site east of the village of Iliamna at Eagle Bay, as well as road and pipeline corridors and associated material borrow sites to link the Pebble mine site to the Iliamna airport, and to the Eagle Bay ferry landing site.

To secure its right to use defined portions of INL land for the construction and operation of transportation infrastructure, the Pebble Partnership will make annual toll payments to INL, and pay other fees prior to and during project construction and operations. In addition, INL will be granted ‘Preferred Contractor’ status at Pebble, which provides a preferential opportunity to bid on Pebble-related contracts located on INL lands.

The transportation infrastructure associated with the proposed Pebble mine is expected to benefit INL, its shareholders and local residents of Iliamna through access to lower costs for power, equipment and supplies, as well as enhanced economic activity in the region. Roads connecting to the villages of Iliamna and Newhalen will allow local residents to access jobs at the Pebble mine site and associated infrastructure sites.

The two parties have also agreed to negotiate a profit sharing agreement that will ensure INL and its shareholders benefit directly from the profits generated by mining activity in the region.

1.2.1.2	Current Technical Programs

Technical programs at Pebble in 2019 were mainly focused on planning and deploying site investigations related to supporting the EIS process and the natural gas pipeline right-of-way application.

The technical team completed a review of the Draft EIS during the third quarter and submitted comments on the draft document to USACE. The team also responded to requests for information related to the Draft EIS for USACE’s process to develop the Final EIS.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

Engineering

Geophysical and geotechnical studies for a right-of way survey of the marine portion of the pipeline route were completed early in the third quarter; the information will provide the data required by federal regulators to support the application for the natural gas pipeline right-of-way and port construction. A geophysical survey, following up on 2018 work, for the pipeline and ferry landings on Lake Iliamna, was also completed during the quarter. Additional work is underway to support minor modifications to the road route in response to information collected from environmental and cultural surveys.

A major review of the groundwater model was advanced early in 2019. Follow-up geotechnical drilling began in September; six holes were drilled at the Pebble site, east of the proposed pit. Preparations were completed in the fourth quarter for future pump tests to confirm groundwater characteristics.

Environmental and Socioeconomic

Environmental Baseline Document and Supplemental Environmental Baseline Document

The 27,000-page Environmental Baseline Document ("EBD") for the Pebble Project was released to the public in January 2012. The purpose of the EBD and Supplemental EBD (see further details below) is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area. The EBD is based on extensive environmental baseline data that has been collected since 2004 with the goal to design and plan a project that protects clean water, healthy fish and wildlife populations, and other natural resources in the region. The work involved more than 40 respected independent research firms, utilizing numerous scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents.

The 2012 EBD, available at http://pebbleresearch.com/, characterizes a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence activities during the period 2004-2008 and from some disciplines in 2009. Data from the 2009-2013 period was compiled into the Supplemental EBD (2009 to 2013), and transmitted to USACE. The full EBD, as well as all Supplemental EBD chapters that were substantively updated since the original EBD was published in 2012, are available on the USACE Pebble EIS website. Meteorology, wetlands, aquatic resources, marine studies, wildlife and stream flow monitoring data collected in 2018 has also been provided to USACE.

Environmental site work for 2019 continued during the fourth quarter, including ongoing environmental monitoring and collection of additional data to support the EIS process. Work planned for 2020 includes maintenance of existing stream gauges and weather stations and collection of additional cultural data.

Community Engagement

Pebble Project technical programs are supported by stakeholder engagement activities in Alaska. The objective of stakeholder outreach programs undertaken by the Pebble Partnership are to:

•	advise residents of nearby communities and other regional interests about Pebble work programs and other activities being undertaken in the field;

•	provide information about the proposed development plan for the Pebble Project, including potential environmental, social and operational effects, proposed mitigation and environmental safeguards;

•	allow the Pebble Partnership to better understand and address stakeholder priorities and concerns with respect to development of the Pebble Project;

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

•	encourage stakeholder and public participation in the USACE-led EIS permitting process for Pebble; and

•	facilitate economic and other opportunities associated with advancement and development of the Pebble Project for local residents, communities and companies.

In addition to meeting with stakeholder groups and individuals, and providing project briefings in communities throughout Bristol Bay and the State of Alaska, the Pebble Partnership’s outreach and engagement program includes:

•	workforce and business development initiatives intended to enhance economic opportunities for regional residents and Alaska Native corporations;

•	initiatives to develop partnerships with Alaska Native corporations, commercial fishing interests and other in-region groups and individuals;

•	outreach to elected officials and political staff at the national, state and local levels;

•	outreach to third-party organizations and special interest groups with an interest in the Pebble Project, including business organizations, community groups, outdoor recreation interests, Alaska Native entities, commercial and sport fishery interests, conservation organizations, among others.

Through these various stakeholder initiatives, the Company seeks to advance a science-based project design that is responsive to stakeholder priorities and concerns, provides meaningful benefits and opportunities to local residents, businesses and Alaska Native corporations, and energizes the economy of Southwest Alaska.

1.2.2	Legal Matters

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the "Kerrisdale Report") regarding the Pebble Project. Three putative shareholder class actions were later filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City).  The cases were captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.); Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.); and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.).  The complaints relied on claims made in the Kerrisdale Report and alleged damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and alleged liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continued to litigate and filed an amended complaint. The Company filed a motion to dismiss the amended complaint in the Diaz action, which the plaintiffs opposed. In April 2018, the United States District Court for the Central District of California (the "California District Court") granted the Company's motion and dismissed the plaintiffs’ amended complaint in full, noting that its reliance on the sources in the Kerrisdale Report was an insufficient basis to allege securities fraud. The Court allowed the plaintiffs an opportunity to amend their complaint, which they did in June 2018. The Company again moved to dismiss the new complaint, and briefing on the motion concluded in November 2018.

On February 22, 2019, the California District Court again dismissed all of the securities class action claims brought against the Company and certain of its officers and directors in the Diaz action, this time without leave to amend. The Court ruled in favor of the Company and its officers and directors on all claims and ordered the case closed.

Page | 13

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

In March 2019, the Diaz plaintiffs filed notice of an appeal of the district court's dismissal order, and their appeal was filed with the Ninth Circuit Court of Appeals, in California, in June 2019. The Company filed its response in August 2019 and the plaintiffs submitted their reply in October 2019, closing the briefing before the appellate court. The appeal will be reviewed de novo, meaning that no deference will be given to the earlier lower court rulings. A hearing on the appeal is scheduled for early May 2020 and the Company intends to continue defending itself vigorously in this action, and the outcome is not determinable at this time.

1.2.3	Financings

Bought Deal and Underwritten Offerings

The following bought deal and underwritten offerings were each made by way of a prospectus supplement to the Company’s existing Canadian base shelf prospectus (the "Base Shelf Prospectus") and related US registration statement on Form F-10 (SEC File No. 333-229262) (the "Registration Statement"). The US form of the Base Shelf Prospectus is included in the Registration Statement.

US$15.5 Million Underwritten Offering

On December 18, 2019, the Company completed an underwritten public offering of 41,975,000 common shares at a price of US$0.37 per common share for gross proceeds of approximately US$15.5 million ($20.6 million). The public offering was completed pursuant to an underwriting agreement dated December 13, 2019, among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, and a syndicate of underwriters including BMO Nesbitt Burns Inc., H.C. Wainwright & Co., LLC. and TD Securities Inc. (collectively, the "Underwriters"). The Underwriters were paid a 7.5% cash commission.

US$11.5 Million Bought Deal

In August 2019, the Company completed a bought deal offering of 15,333,334 common shares of the Company at the price of US$0.75 per common share for aggregate gross proceeds of approximately US$11.5 million ($15.3 million). The bought deal offering was made through the Underwriters described above, who were paid a cash commission equal to 6.0% of the gross proceeds of the offering.

US$5.0 Million Bought Deal

In June 2019, the Company completed a bought deal offering of 12,200,000 common shares at US$0.41 per common share for gross proceeds of approximately US$5.0 million ($6.6 million). The bought deal offering was made through the Underwriters described above, who were paid a 6% cash commission equal to 6.0% of the gross proceeds of the offering, and also received 244,000 non-transferable common share purchase warrants, each warrant exercisable into one common share of the Company at an exercise price of US$0.41 per common share until June 24, 2020.

US$11.5 Million Bought Deal

In March 2019, the Company completed a bought deal offering of 17,968,750 common shares at US$0.64 per common share for gross proceeds of US$11.5 million ($15.3 million). The Underwriters as described above were paid a cash commission equal to 6% of the gross proceeds of the offering.

Private Placements

US$4.2 Million Private Placement

On January 17, 2020, the Company completed a non-brokered private placement of 11,346,783 common shares of the Company for gross proceeds of approximately US$4.2 million ($5.6 million). The shares were issued at the same price as the shares issued in the US$15.5 Million Underwritten Offering (described below). Common shares issued pursuant to the private placement are subject to applicable resale restrictions, including a four-month hold under Canadian securities legislation.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

US$2.15 Million Private Placement

In August 2019, the Company completed a non-brokered private placement to investors outside of the United States of 2,866,665 common shares of the Company at the price of US$0.75 per common share for gross proceeds of approximately US$2.15 million ($2.8 million). Common shares issued pursuant to the private placement are subject to applicable resale restrictions, and were subject to a four-month hold period under Canadian securities legislation.

US$1.5 Million Private Placement

In June 2019, the Company completed a non-brokered private placement of 3,660,000 common shares of the Company at US$0.41 per common share for gross proceeds of approximately US$1.5 million ($2.0 million). The shares are subject to applicable resale restrictions, and were subject to a four-month hold period under Canadian securities legislation.

$3.2 Million Private Placement

In March 2019, the Company completed a non-brokered private placement of 3,769,476 common shares at a price of $0.86 (US$0.64) per common share for gross proceeds of approximately $3.2 million (US$2.4 million). The shares are subject to applicable resale restrictions, and were subject to a four month and one day hold under Canadian securities legislation.

US$11.5 Million Bought Deal

In March 2019, the Company completed a bought deal offering of 17,968,750 common shares at US$0.64 per common share for gross proceeds of US$11.5 million ($15.3 million). The Underwriters (as described above) were paid a cash commission equal to 6% of the gross proceeds of the offering.

Use of proceeds

The proceeds from the above 2019 financings are anticipated to be used for (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of USACE’s EIS, (ii) ongoing outreach and engagement with political and regulatory offices in the Alaska state and US federal government, Alaska Native partners and broader regional and state-wide stakeholder groups, and (iii) general corporate purposes.

It remains one of the Company’s goals to partner the Pebble Project.

1.2.4	Market Trends

In 2020, metal prices are being impacted significantly by the downturn in economic conditions related to the global COVID-19 epidemic.

Copper prices were variable in 2015 and 2016, and the average annual price decreased. Prices were variable to improving in 2017 resulting in an increase in the average annual price increase. Prices were variable in early 2018, trended downward from June to August, then improved through to the end of the year and into 2019. Prices decreased in April/May and were slightly variable through September when they increased, and remained stable until late January 2020 when they dropped sharply, losing the gain made in late 2019. Prices dropped again in March 2020 but have rebounded slightly since mid-month. A recent closing price is US$2.17/lb.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

Gold prices were variable in 2015, with a decrease in the average annual price from the prior year. Prices trended upward for most of 2016. In 2017, prices were variable to increasing, but then dropped late in the year. After rebounding in January 2018, prices were relatively stable for several months, until dropping in the third quarter of 2018. Prices trended upward in the latter part of 2018 and early 2019, started a strong uptrend in May before stabilizing from September to December 2019. Gold prices trended upward from January to March 2020, when they dropped sharply to US$1,474/oz, but have rebounded since mid-month. A recent closing price is US$1,635/oz.

Molybdenum prices trended downward through the end of 2015. After being relatively flat in 2016, prices increased in 2017 and through most of 2018, and were steady from September to December 2018. Prices had varied only slightly in 2019, before dropping from October through to mid-January 2020. Molybdenum prices rebounded somewhat but have been on a downward trend for the most part in 2020, with a recent closing price of US$7.80/lb

Silver prices varied, and the average annual price decreased in 2015. Prices were variable to improving during most of 2016 and 2017. Prices declined in late 2017 but recovered in January 2018, and then were variable for the rest of the year, with a decrease in the average annual price in 2018. Prices were variable in 2019, but increased since late May and again in September, then trended downward, then stabilized in November and December. Silver prices increased in early January 2020, stabilized, then spiked again in late February 2020. Silver prices decreased significantly in March 2020 to US$12.00/oz, but have rebounded since mid-month. A recent closing price is US$14.42/oz.

Average annual prices of copper, gold, molybdenum and silver for the past four years as well as the average prices so far in 2020 are shown in the table below:

Year	Average metal price [1,2]
	Copper US$/lb	Gold US$/oz	Molybdenum US$/lb	Silver US$/oz
2015	2.49	1,160	6.73	15.68
2016	2.21	1,251	6.56	17.14
2017	3.22	1,272	7.26	16.49
2018	2.96	1,269	11.94	15.71
2019	2.72	1,393	11.36	16.21
2020 (to March 26)	2.58	1,581	9.68	17.04

1.	Source for copper, gold and silver and molybdenum (2013-2017) is Argus Media at www.metalprices.com
LME Official Cash Price for copper and molybdenum (2013-2017) LBMA PM Price for gold London PM fix for silver
2.	Source for 2018, 2019, 2020 prices for molybdenum is Platts

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

1.3	Selected Annual Information

The following selected annual information is from the audited consolidated financial statements, which have been prepared in accordance with IFRS. Unless otherwise stated, all monetary amounts are expressed in thousands of Canadian dollars except per share amounts, which are expressed in Canadian dollars.

	Fiscal year	Fiscal year	Fiscal year
	2019	2018	2017
Total assets	$ 154,624	$ 161,924	$ 202,620
Total non-current liabilities	934	7,194	53,799
Total current liabilities	15,185	6,520	11,320

Exploration and evaluation expenses	53,014	50,409	22,594
General and administrative expenses	9,365	8,652	9,384
Legal, accounting and audit	2,416	2,419	26,358
Share-based compensation	3,970	4,734	5,858
Non-refundable early option price installment	–	(48,097)	–
Sale of royalty and royalty income	–	(648)	–
Other items [1]	428	(1,512)	671
Loss for the year	$ 69,193	$ 15,957	$ 64,865

Basic and diluted loss per common share	$ 0.19	$ 0.05	$ 0.22
Weighted average number of common shares outstanding (‘000’)	358,343	312,265	300,511

Notes

1.	Other items include interest income, finance expense, exchange gains or losses and other income.

Discussion on period-to-period variances:

•	The decrease in assets in 2019 vs 2018 is due primarily to the decrease in carrying value of the Company’s mineral property, plant and equipment as the appreciation of the Canadian dollar in relation to US dollar resulted in an decrease in the carrying value in the Company’s reporting currency, and to the decrease in cash and cash equivalents ("Cash") as the Company employed cash for its technical programs, which focused on the permitting process through the USACE, general corporate purposes and working capital. The decrease in assets in 2018 vs 2017 was due mainly to the decrease in Cash as the Company employed cash in its operations, primarily on its technical programs described previously.

•	Non-current liabilities decreased in 2019 vs 2018 as the final $7,194 installment in legal success fees was transferred to current liabilities. However, the Company also recognized $934 as the non-current portion of lease liabilities. In 2018, the decrease from 2017 was due primarily to the Company recognizing the Non-refundable early option installment of $47,149 as income. Current liabilities increased in 2019 as the final installment in legal success fees (discussed above) is included, and $2,331 in loans (including interest) received pursuant to the Credit Facility.

•	Exploration and evaluation expenses ("E&E") increased year on year as the Company continued to advance engineering studies, ongoing environmental monitoring and collection of additional data to support the EIS process.

•	General and administrative expenses ("G&A") have fluctuated over the period due to the level of corporate and financing activities undertaken.

•	Legal, accounting and audit expenses in 2019 were in line with 2018 but in 2018 had declined significantly vs 2017 as a result of the cessation of legal cases against the EPA. In 2017, with the EPA settlement, the Company recognized a success fee that became due to the Company’s US legal counsel which was payable in three annual installments, two of which have been paid with the final installment due in 2020.

•	In 2019, the Company recognized depreciation for right-of-use assets for the first time.

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Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

1.4	Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Excerpts from Statements of Comprehensive Loss (Income)	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sep 30 2018	Jun 30 2018	Mar 31 2018
Expenses
Exploration and evaluation	$11,998	$14,265	$14,701	$12,050	$9,114	$16,847	$16,727	$7,721
General and administrative	2,122	2,723	2,171	2,349	2,470	1,909	1,992	2,281
Legal, accounting and audit	780	(45)	790	891	1,074	697	1	647
Share-based compensation	455	2,149	662	704	741	2,284	873	836
Non-refundable option installment [1]	–	–	–	–	–	–	(48,097)	–
Other items [2]	235	26	(50)	217	(902)	210	(1,075)	(393)
Loss (income) for the quarter	$15,590	$19,118	$18,274	$16,211	$12,497	$21,947	$(29,579)	$11,092

Basic and diluted loss (income) per common share	$0.04	$0.05	$0.05	$0.05	$0.04	$0.07	$(0.09)	$0.04
Weighted average number of common shares (000s)	387,352	371,605	346,717	326,902	314,449	312,491	312,062	310,006

1.	The Company recognized the Non-refundable Option Installment received in Q4 2017 as income on termination of the framework agreement in Q2 2018.

2.	Other items include interest income, finance expense, exchange gains or losses, gain or loss on disposal of financial assets and plant and equipment, gains and loss on revaluation of warrants and non-core asset royalty income.

Discussion of Quarterly Trends

E&E has fluctuated depending on activities undertaken. In 2018, the Company focused on environmental monitoring, engineering studies to support permitting and responding to USACE requests for information in the EIS scoping process. In 2019, the Company focused on planning and deploying site investigations related to supporting the EIS process and the natural gas pipeline right-of-way application and continued to respond to USACE requests for information relating to the Draft EIS for USACE’s process to develop a final EIS. With the latter Draft EIS, the Company completed its review and submitted its comments to USACE. Further details are discussed in Engineering under Section 1.2.1.2. E&E also includes costs for Native community engagement, site leases, land access agreements and annual claim fees.

G&A have increased in 2019 as compared to 2018 as a result of the multiple financing activities undertaken. In addition, the payments of a discretionary performance bonus to the Pebble Partnership CEO (“PLP CEO”) in Q4 2018 and Q3 2019, and the payment of incentive bonuses to certain staff in Q1 2019 and Q4 2019, impacted G&A.

In Q2 2018, Q3 and Q4 2019, legal, accounting and audit expenses decreased as the Company received insurance proceeds for cumulative securities class action legal costs incurred, which offset expenses in each of these quarters. In Q4 2018, legal fees included a bonus payment of approximately US$0.3 million relating to securities law advice provided during the year by the Company’s US legal counsel.

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Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

Share-based compensation expense (“SBC”) has fluctuated due to the timing and quantum of share purchase option (“option”) grants and the vesting periods associated with these grants. The Company granted 6,610,500 options and 5,635,000 options in Q3 2019 and 2018, respectively. Grants of RSUs also affect SBC. The most recent grants were in Q3 2018 (125,000 RSUs) and 2017 (542,371 RSUs).

1.5	Results of Operations

The following financial data has been prepared from the Financial Statements, and is expressed in thousands of Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1	Results of Operations – Three months and Year ended December 31, 2019 versus 2018

For the three months ended December 31, 2019, the Company recorded a $3.1 million increase in net loss. Loss from operating activities increased by $1.9 million to $15.3 million due mainly to an increase in E&E of $2.9 million.

For the year ended December 31, 2019, the Company recorded a net loss of $69.2 million compared to a net loss of $16.0 million in 2018, which was due to the recognition as income in 2018 of the non-refundable early option price installment (“Non-refundable Option Installment”) of $48.1 million on termination of the framework agreement with First Quantum Minerals Ltd. Loss from operating activities increased by $2.6 million to $68.8 million due primarily to an increase in E&E of $2.6 million.

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Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

Exploration and evaluation expenses

The breakdown of E&E for the three months and year as compared to 2018 is as follows:

E&E	Three months		Year
	2019	2018	2019	2018
Engineering	$1,865	$1,521	$19,129	$11,377
Environmental	3,512	4,728	14,699	17,425
Property fees	1,825	8	1,839	1,405
Site activities	1,072	473	4,347	5,658
Socio-economic	2,481	2,108	9,637	10,306
Transportation	1,073	140	2,786	3,163
Other activities and travel	170	136	577	1,075
Total	$11,998	$9,114	$53,014	$50,409

E&E increased by $2.9 million in the current quarter due to the increase in property fees, due to the timing of when annual claim fees were recognized, and an increase in site activities and transportation due to timing of geotechnical drilling. For the year, E&E increased by $2.6 million as the increase in engineering costs of $7.8 million was offset by decreases in the remaining E&E line items. Engineering was focused on advancing engineering studies and responding to information requests from the USACE (refer Engineering under Section 1.2.1.2).

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Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

General and administrative expenses

The following table provides a breakdown of G&A, and legal, accounting and audit expenses incurred in the three months and year as compared to 2018:

	Three months		Year
	2019	2018	2019	2018
G&A
Conference and travel	$88	$212	$448	$553
Consulting	362	71	1,002	269
Depreciation of right-of-use assets	56	—	223	—
Insurance	176	171	689	555
Office costs, including information technology	201	240	867	1,054
Management and administration	988	1,559	4,950	4,946
Shareholder communication	238	175	917	951
Trust and filing	13	42	269	324
Total G&A	2,122	2,470	9,365	8,652
Legal, accounting and audit	780	1,074	2,416	2,419
	$2,902	$3,544	$11,781	$11,071

G&A in the current quarter decreased by $0.3 million mainly due to the decrease in management and administration costs, which was due the timing of the payment of a discretionary performance bonus to the PLP CEO for the 2018 fiscal year, and conference and travel costs. This was offset by the increase in consulting expenses due to the financing activity undertaken in the quarter. Legal, accounting and audit expenses decreased by $0.3 million due primarily to legal costs being offset by the receipt of insurance proceeds for cumulative securities class action costs incurred.

For the year, G&A increased by $0.7 million due primarily to the increase in management and administration and consulting costs, as the Company completed multiple financings. Additionally, in 2019, the Company incurred higher insurance costs and recognized depreciation for right-of-use assets for the first time.

SBC has fluctuated due to the timing and quantum of option grants, RSUs and DSUs and the vesting periods associated with these grants. There were 6,610,500 options granted in the third quarter of 2019 as compared to 5,635,000 options granted in third quarter of 2018.

1.5.2	Financial position as at December 31, 2019 versus December 31, 2018

The total assets of the Company decreased by $7.3 million due largely to the decrease in carrying value of the Company’s mineral property, plant and equipment as the appreciation of the Canadian dollar in relation to US dollar resulted in an decrease in the carrying value in the Company’s reporting currency.

1.6	Liquidity

The Company’s major sources of funding have been the issuance of equity securities for cash, primarily through private placements and prospectus offerings to sophisticated investors and institutions, and the issue of common shares pursuant to the exercise of options and warrants~~.~~ The Company’s access to financing is always uncertain. There can be no assurance of continued access to equity funding.

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Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

As at December 31, 2019, the Company had cash and cash equivalents of $14.0 million, which is a decrease of $0.8 million from December 31, 2018. In 2019, the Company completed three bought deals and an underwritten offering for gross proceeds of US$43.5 million ($57.8 million) and three private placement financings for gross proceeds of approximately US$6.0 million ($8.0 million) (see 1.2.3 Financings). The Company employed $64.7 million in its operating activities in the year ended December 31, 2019. In December 2019, the Company drew $2.3 million pursuant to Credit Facility for working capital. The Credit Facility was repaid in January and February 2020. Although the Company was able to close a private placement for gross proceeds of approximately US$4.2 million in January 2020, of which US$0.5 million was received in December 2019, and the Company has prioritized the allocation of its available financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, additional financing will be required to progress any material expenditures at the Pebble Project including the finalizing of permitting and for working capital. There can be no assurances that the Company will be successful in obtaining additional financing at that point. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will have to reduce or curtail its operations at some point.

At December 31, 2019, the Company had a negative working capital of $0.2 million as compared to a positive working capital of $9.7 million at December 31, 2018. The Company has no lease obligations or any other long-term obligations other than those disclosed below:

The following commitments and payables (expressed in thousands) existed at December 31, 2019:

		Payments due by period as of the reporting date
	Total	≤ 1 year	1-5 years	> 5 years
Trade and other payables [1]	$12,401	$12,401	$–	$–
Payables to related parties [2]	1,095	1,095	–	–
Lease commitments [3]	1,618	391	884	343
Loans payable [4]	1,360	1,360
Total	$16,474	$15,247	$884	$343

Notes to table

1.	Includes legal fees due to legal counsel of US$5,274, due December 24, 2020, and US$635 payable on completion of a partnering transaction.

2.	Includes $971 for loans provided pursuant to the Credit Facility.

3.	Relates to the undiscounted lease payments to be made by the Company over the remaining lease terms.

4.	Relates to the loans provided pursuant to the Credit Facility.

5.	US dollar amounts have been converted at the closing rate of $1.2990/ US dollar.

The Company has no “Purchase Obligations”, defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims and payment of annual toll payments and fees pursuant to the right of way agreements (see Right-of-Way Agreements under Section 1.2.1.1 Project Background and Status), and has payments relating to routine site and office leases (which is included in the table above).

Page | 22

Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

1.7	Capital Resources

The Company’s capital resources consist of its cash reserves, which include its cash and equivalents. As at December 31, 2019, other than noted in 1.6 Liquidity, the Company has no other long-term debt and no commitments for material capital expenditures.

The Company has no lines of credit or other sources of financing.

1.8	Off-Balance Sheet Arrangements

As at December 31, 2019, the Company had no off-balance sheet arrangements.

1.9	Transactions with Related Parties

Transactions with Hunter Dickinson Services Inc. (“HDSI”)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, HDSI are private companies established by a group of mining professionals engaged in advancing and developing mineral properties for a number of private and publicly-listed exploration companies, one of which is the Company.

Current directors of the Company namely Robert Dickinson and Ron Thiessen, who is also Chief Executive Officer of the Company, are active members of the HDI Board of Directors. Mark Peters, the Company’s Chief Financial Officer (“CFO”)4, is the CFO of HDSI. Other key management personnel of the Company – Doug Allen, Stephen Hodgson5, Bruce Jenkins and Trevor Thomas – are active members of HDI’s senior management team.

The business purpose of the related party relationship

HDSI provides technical, geological, corporate communications, regulatory compliance, administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship with HDSI, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement (the “Services Agreement”) dated July 2, 2010 whereby HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company. A copy of the Services Agreement is publicly available under the Company’s profile at www.sedar.com.

Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services is determined based on an agreed upon charge-out rate for each employee performing the service and the time spent by the employee. The charge-out rate also includes overhead costs such as office rent, information technology services and administrative support. Such charge-out rates are agreed and set annually in advance.

4 Mark Peters joined the Company as CFO, replacing Marchand Snyman who resigned from his role with effect from April 2, 2019.

5 Stephen Hodgson is employed though a subsidiary of HDSI, Hunter Dickinson Servicepay (US) Inc., and provides services to the Pebble Partnership on a full time basis as Senior Vice President, Engineering & Project Director.

Page | 23

Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

Third party expenses are billed at cost, without any markup.

Ongoing contractual or other commitments resulting from the related party relationship

Other than noted below, there are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice from either party.

The Company has an office use agreement with HDSI whereby the Company rents a specified office from HDSI for its sole use.

Transactions during the Reporting Period and Balances with HDSI at the end of the Reporting Period

Disclosure as to transactions with HDSI and any amounts due to or from HDSI is provided in Note 8 in the notes to the Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in Note 8 in the notes to the Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.10	Fourth Quarter

Discussed in Section 1.5.1 Results of Operations – Three months and Year ended December 31, 2019 versus 2018

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12	Critical Accounting Estimates

The required disclosure is provided in Note 2 in the notes to the Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.13	Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in Note 2 in the notes to the Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.14	Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

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Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and restricted cash and amounts receivable. The Company limits the exposure to credit risk by only investing with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, government treasury bills, low risk corporate bonds and money market funds, which are available on demand by the Group as and when required or mature in timeframes appropriate to the needs of the Company. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the year ended December 31, 2019. Amounts receivable include receivable balances with government agencies, prepaid expenses and refundable deposits. Management has concluded that there is no objective evidence of impairment to the Company’s amounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position is discussed further in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: Group entities, the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc., have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar has an impact upon the losses incurred by the Company as well as the value of the Company’s assets as the Company’s functional and presentation currency is the Canadian dollar. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets exposed to foreign exchange risk~~.~~ As a result, the Company’s exposure to foreign exchange risk has decreased as follows:

	December 31	December 31
US dollar denominated financial assets and liabilities (in Canadian Dollars)	2019	2018
Financial assets:
Amounts receivable	$263	$627
Restricted Cash	805	830
Cash and cash equivalents	13,285	9,693
	14,353	11,150
Financial liabilities:
Long term payables	(932)	(7,194)
Warrant liabilities	(43)	–
Payables to related parties	(24)	(146)
Trade and other payables	(12,426	(5,834)
	(13,425)	(13,174)
Net financial liabilities exposed to foreign currency risk	$(928)	$(2,024)

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $93 (2018 – $202) in the period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

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Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the year ended December 31, 2019.

Commodity price risk

While the value of the Company’s Pebble Project is related to the price of copper, gold, molybdenum and silver and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Copper, gold, molybdenum and silver prices have fluctuated widely historically and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company’s policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company currently consists of equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company’s 2019 Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

1.15.1 Disclosure of Outstanding Share Data

The capital structure of the Company as of as of the date of this MD&A, is as follows:

Number
Common shares issued and outstanding	436,631,503
Share options pursuant to the Company’s incentive plan	25,746,266
Deferred share units	458,129
Restricted share units	–
Warrants and non-incentive plan options[1]	31,772,941

Note to table:

1.

Non-incentive plan options make up 223,250 of the total. These were issued on the acquisition of Cannon Point in October 2015. Warrants make up the balance and were issued pursuant to the acquisition of Mission Gold in December 2015, prospectus financings in June 2016 and 2019, a private placement financing in July 2016 and the Credit Facility.

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Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

1.15.2 Disclosure Controls and Procedures

The Company’s management, with the participation of its CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

1.15.3 Management’s Report on Internal Control over Financial Reporting (“ICFR”)

The Company’s management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”) is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s ICFR includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

The Company’s management assessed the effectiveness of the Company’s ICFR as of December 31, 2019. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on their assessment, management has concluded that, as of December 31, 2019, the Company’s ICFR was effective based on those criteria.

1.15.4 Changes in Internal Control over Financial Reporting

There has been no change during the three months and for the full year in the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

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Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

1.15.5 Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.6 Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

Impact of the Novel Coronavirus (“COVID-19”)

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations and the operations of contractors and service providers. The outbreak has now spread to the United States and Canada where we conduct our principal business operations. Our plans to advance the development of the Pebble Project are dependent upon the continued progress of our approval and permitting process with the USACE, the EPA and Alaskan state agencies, as well as our ability to continue the work required in connection with this process through our employees and our contractors. While we have not been notified of any delay, it is possible that government efforts to curtail the COVID-19 outbreak will result in delays in our permitting process, including a possible delay in the release by the USACE of their Final EIS and the progress through to a Record of Decision. In addition, our personnel may be delayed in completing the required work that we are pursuing in connection with this process due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the spread of the coronavirus globally is expected to have a material adverse effect on global and regional economies and to continue to negatively impact stock markets, including the trading price of our shares. These adverse effects on the economy, the stock market and our share price could adversely impact our ability to raise capital, with the result that our ability to pursue development of the Pebble Project could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our plans for development of the Pebble Project.

Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project.

The Company may ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build and operate a mine at the Pebble Project. There is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project. In addition, there are prominent and well organized opponents of the Pebble Project and the Company may be unable, even if we present solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and likely size. Accordingly, there is no assurance that the Company will obtain the required permits. The Company has filed a CWA 404 permit application with the USACE, which triggered an EIS process under NEPA. The EIS process under NEPA and the requirement for the Company to secure a broad range of other permits and authorizations from multiple federal and state regulatory agencies will take several years. After all permits necessary to begin construction are in hand, a number of years would be required to finance and build a mine and commence operations. During these periods, the Company would likely have no income and so would require additional financing to continue its operations. Unless and until we build a mine at the Pebble Project, we will be unable to achieve revenues from operations and may not be able to sell or otherwise recover our investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares.

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Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development. Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development if its land and natural resources.

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

As is typical for a large-scale mining project, the Pebble Project faces organized opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the “BBW”). The BBW is an important wildlife and salmon habitat area. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk, which may ultimately preclude construction of a mine at the Pebble Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity.

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Ore Reserves or Any Known Body of Economic Mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration and feasibility evaluation project only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”.

Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only

Northern Dynasty has included mineral resource estimates that have been made in accordance with 43-101. These resource estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises United States investors that although with the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, there is no assurance any mineral resources that Northern Dynasty may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under 43-101 would be the same had Northern Dynasty prepared the resource estimates under the standards adopted under the SEC Modernization Rules. Investors are cautioned not to assume that any part or all of mineral deposits classified as “measured resources” or “indicated resources” will ever be converted into ore reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities law, estimates of “inferred mineral resources” cannot form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

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Northern Dynasty Minerals Ltd.
Management’s Discussion And Analysis
Year ended December 31, 2019

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to operate this way for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Northern Dynasty Has No History of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability or Pay Dividends

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings from its mineral properties as its mineral properties are in the pre-development stage.

Northern Dynasty’s Consolidated Financial Statements have been Prepared Assuming Northern Dynasty will continue on a Going Concern Basis

Northern Dynasty has prepared its Financial Statements on the basis that Northern Dynasty will continue as a going concern. At December 31, 2019, Northern Dynasty had a negative working capital of $0.2 million. Although Northern Dynasty in the year ended December 31, 2019, completed a number of financings for gross proceeds of approximately US$49.5 million ($65.8 million) and closed a private placement of US$4.2 million ($5.6 million) in January 2020 (of which $0.7 million was received in December 2019), additional financing will be required in 2020 for continued corporate expenditures and material expenditures at the Pebble Project. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty’s assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values. Refer also to discussion in 1.6 Liquidity.

As the Pebble Project is Northern Dynasty’s only Mineral Property Interest, the Failure to establish that the Pebble Project Possesses Commercially Viable and Legally Mineable Deposits of Ore may cause a Significant Decline in the Trading Price of Northern Dynasty’s Common Shares and reduce its ability to obtain New Financing

The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s only mineral project. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would adversely impact the price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

If prices for copper, gold, molybdenum and silver decline, Northern Dynasty may not be able to raise the additional financing required to fund expenditures for the Pebble Project

The ability of Northern Dynasty to raise financing to fund the Pebble Project will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum and silver are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum and silver and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum and silver have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold, molybdenum and silver, with the result that Northern Dynasty may not have sufficient financing with which to fund its activities related to the advancement of the Pebble Project.

Mining is Inherently Dangerous and Subject to Conditions or Events beyond the Company’s Control, which could have a Material Adverse Effect on the Company’s Business

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

Northern Dynasty Competes with Larger, Better Capitalized Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with Environmental Requirements will take Considerable Resources and Changes to these Requirements could Significantly Increase the Costs of Developing the Pebble Project and Could Delay These Activities

Northern Dynasty and the Pebble Partnership must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2019

Changes in Government Regulations or the Application thereof and the Presence of Unknown Environmental Hazards on Northern Dynasty’s Mineral Properties May Result in Significant Unanticipated Compliance and Reclamation Costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at the Pebble Project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

Litigation

The Company is, and may in future be subject to legal proceedings, including with regard to actions discussed in 1.2.2. Legal Matters in the pursuit of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably, it will likely have a material adverse effect of the Company.

Northern Dynasty is Subject to Many Risks that are Not Insurable and, as a Result, Northern Dynasty will Not Be Able to Recover Losses through Insurance Should Such Certain Events Occur

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses, which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

If Northern Dynasty Loses the Services of the Key Personnel that it Engages to Undertake its Activities, then Northern Dynasty’s Plan of Operations May Be Delayed or be More Expensive to Undertake than Anticipated

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including HDSI (refer 1.9 Transactions with Related Parties). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

The Market Price of Northern Dynasty’s Common Shares is Subject to High Volatility and Could Cause Investor Loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor needs to sell Northern Dynasty shares.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (through share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing permitting and development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

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